June 10, 2024	Christopher J. Voss
Partner
CJ.Voss@klgates.com

United States Securities and Exchange Commission	T +1 206 370 7609
Division of Corporate Finance	F +1 206 370 6172
100 F Street N.E.
Washington, DC 20549

Re:	Saltchuk Resources, Inc. – Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

On behalf of Saltchuk Resources, Inc., and its wholly-owned subsidiary Seahawk MergeCo., Inc. (collectively, “Saltchuk”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission thereunder, accompanying this letter for filing under the Exchange Act is the Tender Offer Statement on Schedule TO relating to Saltchuk’s offer to purchase all of the issued and outstanding shares of Class A common stock of Overseas Shipholding Group, Inc. (the “Company”) for $8.50 per share in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 10, 2024, filed as Exhibit a(1)(A) to the Schedule TO.

The filing fee of $77,362.04 has been sent by wire transfer to the Commission’s account at US Bank. The Company’s CIK number is 0000075208.

On May 2, 2024, the undersigned spoke with Mr. Perry Hindin, Special Counsel in the SEC’s Office of Mergers and Acquisitions of the Division of Corporation Finance, on a “no names” basis concerning certain aspects of the transactions described in the Schedule TO. During the call, Mr. Hindin recommended that the Schedule TO be accompanied by a letter of transmittal referencing the conversation.

Should you have any questions with respect to this filing, please call the undersigned at 206-370-7609 or Michelle McCreery at 412-355-8317.

Very truly yours,

/s/ Christopher J. Voss
Christopher J. Voss

K&L Gates LLP

925 Fourth Avenue Suite 2900 Seattle WA 98104-1158

T +1 206 623 7580 F +1 206 623 7022 klgates.com